Pricing Supplement No. J68
To the Underlying Supplement dated March 25, 2009,
Product Supplement No. JPM-I dated March 25, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158199-10 June 19, 2009
Credit Suisse
Structured Investments
Credit Suisse
$11,496,000
Index Knock-Out Notes due December 23, 2010 Linked to a Basket Consisting of the Hang Seng China Enterprises Index, the KOSPI 200 Index, the MSCI Taiwan Index, the Hang Seng® Index and the MSCI Singapore Index

General
•
The notes are designed for investors who seek a return at maturity linked to the appreciation of a weighted basket of five Asian indices. Investors should be willing to forgo interest and dividend payments and, if the closing level of the Basket is more than 30% below the Initial Level on any trading day during the Monitoring Period and, on the Valuation Date, depreciates from its Initial Level, be willing to lose up to 100% of their investment. If the closing level of the Basket does not decline, as compared to the Initial Level, by more than 30% on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Basket Return and (b) the Contingent Minimum Return.

•	Senior unsecured obligations of Credit Suisse, acting through its Nassau Branch, maturing December 23, 2010†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples in excess thereof.
•	The notes priced on June 19, 2009 (the “Pricing Date”) and are expected to settle on June 24, 2009. Delivery of the notes in book-entry form only will be made through The Depository Trust Company.
Key Terms
Issuer:	Credit Suisse, acting through its Nassau Branch
Basket:
The notes are linked to a weighted basked consisting of five Asian indices (each a “Basket Component,” and together the “Basket Components”). We refer to the Basket Components collectively as the “Basket”.

Basket Component	Ticker	Closing Level on the Pricing Date	Weighting
Hang Seng China Enterprises Index	HSCEI	10509.85	34.00%
KOSPI 200 Index	KOSPI2	176.63	21.00%
MSCI Taiwan Index	TWY	226.41	22.00%
Hang Seng® Index	HSI	17920.93	15.00%
MSCI Singapore Index	SGY	274.52	8.00%
Knock-Out Event:
A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the closing level of the Basket has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the closing level of the Basket is less than 70 on any trading day during the Monitoring Period.

Knock-Out Buffer Amount:	30%
Payment at Maturity:	•
If a Knock-Out Event has occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Basket. Under these circumstances, your payment at maturity per $1,000 principal amount of notes will be calculated as follows:

$1,000 + ($1,000 x Basket Return)
If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Level has declined from the Initial Level.
•
If a Knock-Out Event has not occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Basket, subject to the Contingent Minimum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount of notes will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Basket Return and (ii) the Contingent Minimum Return.

Basket Return:	Final Level – Initial Level Initial Level
Contingent Minimum Return:	3.50%
Monitoring Period:	The period from but excluding the Pricing Date to and including the Valuation Date.
Initial Level:	100
Final Level:	The Basket Closing Level on the Valuation Date.
Basket Closing Level:
For purposes of determining whether a Knock-Out Event has occurred, the Calculation Agent will determine the Basket Closing Level on each trading day. On each trading day, the Basket Closing Level will be calculated as follows:

100 x [1 + (Hang Seng China Enterprises Index Return x 34.00%) +(KOSPI 200 Index Return x 21.00%) + (MSCI Taiwan Index Return x 22.00%) + (Hang Seng Index Return x 15.00%) + (MSCI Singapore Index Return x 8.00%)]

Each of the returns set forth in the formula above refers to the Index Return for the relevant Basket Component, which reflects the performance of the relevant Basket Component, expressed as a percentage, from the closing level of that Basket Component on the Pricing Date to the closing level of that Basket Component on the relevant trading day.

Valuation Date†:	December 20, 2010
Maturity Date†:	December 23, 2010
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	22546EKE3
† Subject to postponement in the event of a market disruption event as described in the accompanying product supplement under “Description of the Notes—Market disruption events.”

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 3 of this pricing supplement and “Risk Factors” beginning on page PS-2 of the accompanying product supplement.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. You should read the prospectus in that registration statement and the other documents relating to this offering that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you this pricing supplement, the underlying supplement, product supplement, prospectus supplement and prospectus, if you so request by calling 1-800-221-1037.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$12.50	$987.50
Total	$11,496,000.00	$96,925.00	$11,352,300.00
(1) Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will forego fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction. The notes are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$11,496,000.00	$641.48

JPMorgan
Placement Agent
June 19, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the underlying supplement dated March 25, 2009, the product supplement dated March 25, 2009, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003153/a2191818z424b2.htm

•	Product supplement No. JPM-I dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003155/a2191793z424b2.htm

•	Prospectus supplement dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003093/a2191799z424b2.htm

•	Prospectus dated March 25, 2009:

http://www.sec.gov/Archives/edgar/data/1053092/000104746909003289/a2191966z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Hypothetical Payments at Maturity for Each $1,000 Principal Amount

The table below illustrates the hypothetical Redemption Amounts for $1,000 principal amount of notes for a hypothetical range of performance of the Basket from −100% to +100%. The table and the examples below assume a hypothetical Initial Level of 100 and reflect the Knock-Out Buffer Amount of 30% and a Contingent Minimum Return of 3.50%. The following results are based solely on the hypothetical example cited and may not be the actual returns applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and the examples below have been rounded for ease of analysis.

	Percentage Change in	A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
Final Level	Basket Level	Return on the Notes	Payment at Maturity	Return on the Notes	Payment at Maturity
200.00	100.00%	100.00%	$2,000.00	100.00%	$2,000.00
190.00	90.00%	90.00%	$1,900.00	90.00%	$1,900.00
180.00	80.00%	80.00%	$1,800.00	80.00%	$1,800.00
170.00	70.00%	70.00%	$1,700.00	70.00%	$1,700.00
160.00	60.00%	60.00%	$1,600.00	60.00%	$1,600.00
150.00	50.00%	50.00%	$1,500.00	50.00%	$1,500.00
140.00	40.00%	40.00%	$1,400.00	40.00%	$1,400.00
130.00	30.00%	30.00%	$1,300.00	30.00%	$1,300.00
120.00	20.00%	20.00%	$1,200.00	20.00%	$1,200.00
110.00	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
105.00	5.00%	5.00%	$1,050.00	5.00%	$1,050.00
102.50	2.50%	3.50%	$1,035.00	2.50%	$1,025.00
100.00	0.00%	3.50%	$1,035.00	0.00%	$1,000.00
95.00	-5.00%	3.50%	$1,035.00	-5.00%	$950.00
90.00	-10.00%	3.50%	$1,035.00	-10.00%	$900.00
80.00	-20.00%	3.50%	$1,035.00	-20.00%	$800.00
70.00	-30.00%	3.50%	$1,035.00	-30.00%	$700.00
60.00	-40.00%	N/A	N/A	-40.00%	$600.00
50.00	-50.00%	N/A	N/A	-50.00%	$500.00
40.00	-60.00%	N/A	N/A	-60.00%	$400.00
30.00	-70.00%	N/A	N/A	-70.00%	$300.00
20.00	-80.00%	N/A	N/A	-80.00%	$200.00
10.00	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Basket increases from the Initial Level of 100 to a Final Level of 102.50. Because a Knock-Out Event has not occurred and the Basket Return of 2.50% is less than the Contingent Minimum Return of 3.50%, the investor receives a payment at maturity of $1,035.00 per $1,000 principal amount of notes.

Example 2: A Knock-Out Event has not occurred, and the level of the Basket decreases from the Initial Level of 100 to a Final Level of 80. Because a Knock-Out Event has not occurred and the Basket Return of -20% is less than the Contingent Minimum Return of 3.50%, the investor receives a payment at maturity of $1,035.00 per $1,000 principal amount of notes.

Example 3: A Knock-Out Event has not occurred, and the level of the Basket increases from the Initial Level of 100 to a Final Level of 110. Because a Knock-Out Event has not occurred and the Basket Return of 10% is greater than the Contingent Minimum Return of 3.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x 10%) = $1,100

Example 4: A Knock-Out Event has occurred, and the level of the Basket decreases from the Initial Level of 100 to a Final Level of 90. Because a Knock-Out Event has occurred and the Basket Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 5: A Knock-Out Event has occurred, and the level of the Basket increases from the Initial Level of 100 to a Final Level of 120. Because a Knock-Out Event has occurred and the Basket Return is 20%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 x 20%) = $1,200

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to participate in the appreciation of the Basket at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will be entitled to receive at maturity at least the Contingent Minimum Return of 3.50% on the notes, or a minimum payment at maturity of $1,035.00 for every $1,000 principal amount of notes. Even if a Knock-Out Event has occurred, if the Final Level is greater than the Initial Level, in addition to the principal amount, you will be entitled to receive at maturity a return on the notes equal to the Basket Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
DIVERSIFICATION AMONG THE BASKET COMPONENTS – The return on the notes is linked to a basket consisting of the Hang Seng China Enterprises Index, the Hang Seng® Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index. The Hang Seng China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the HKSE. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. The Hang Seng® Index is a free-float adjusted market capitalization weighted stock market index of The Stock Exchange of Hong Kong Ltd. (“HKSE”) and purports to be an indicator of the performance of the Hong Kong stock market. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI Inc. (“MSCI”) and designed to measure equity market performance in Singapore. The MSCI Taiwan Index, which is calculated by MSCI, is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. For further information on the Basket Components, see “The Indices—The Hang Seng® Indices—The Hang Seng China Enterprises Index,” “The Indices—The Hang Seng® Indices—The Hang Seng Index,” “The Indices—The Korea Stock Price Index 200,” “The Indices—The MSCI Indices—The MSCI Singapore Index” and “The Indices—The MSCI Indices—The MSCI Taiwan Index” in the accompanying underlying supplement.

•
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS – Please refer to ‘‘Certain United States Federal Income Tax Considerations’’ in this pricing supplement for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Components or any of the stocks comprising the Basket Components. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your principal amount. You could lose up to $1,000 per $1,000 principal amount of notes. If the Final Level is less than the Initial Level and a Knock-Out Event occurs during the Monitoring Period, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level. Any payment at maturity is subject to our ability to pay our obligations as they become due.

•
THE NOTES DO NOT PAY INTEREST – We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Basket. Because the payment due at maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE – Although the return on the notes will be based on the performance of the Basket, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependant on our ability to pay all amounts due on the securities, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

•
YOUR PROTECTION MAY TERMINATE DURING THE TERM OF THE NOTES – The notes are subject to closing level monitoring. As a result, if the closing level of the Basket on any trading day during the Monitoring Period declines from the Initial Level by more than the Knock-Out Buffer Amount of 30%, you will at maturity be fully exposed to any depreciation in the Basket. Under these circumstances, if the Final Level is less than the Initial Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Level as compared to the Initial Level. You will be subject to this potential loss of principal even if the Basket subsequently increases such that the level of the Basket is less than the Initial Level by not more than the Knock-Out Buffer Amount of 30%, or is equal to or greater than the Initial Level.

•
YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 3.50% MAY TERMINATE DURING THE TERM OF THE NOTES – If the closing level of the Basket on any trading day during the Monitoring Period declines from the Initial Level by more than the Knock-Out Buffer Amount of 30%, you will not be entitled to receive the Contingent Minimum Return of 3.50% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Basket.

•
CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER – Price movements in the Basket Components may not correlate with each other. At a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Components.

•
THE BASKET COMPONENTS ARE NOT EQUALLY WEIGHTED – The notes are linked to a basket composed of five Asian indices, each with a different weight used to determining the value of the Basket. One consequence of such an unequal weighting of the Basket Components is that if a higher-weighted Basket Component performs poorly and a lower-weighted Basket Component performs well, the Basket Closing Level will reflect the poor performance of the higher-weighted Basket Component more than it reflects the strong performance of the lower- weighted Basket Component, which may have an adverse effect on the value of the notes.

•
NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Component are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment.

•
RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES – Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the stocks that comprise the Basket Components.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so, or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Basket during the Monitoring Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	whether the closing level of the Basket has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount;

o	the expected volatility of the Basket Components;

o	the time to maturity of the notes;

o	the dividend rate on the stocks comprising the Basket Components;

o	interest and yield rates in the market generally;

o
geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the stocks comprising the Basket Components or stock markets generally and which may affect the level of the Basket;

o	the exchange rate and volatility of the exchange rate between the U.S. dollar, the Hong Kong dollar, the Chinese renminbi, the Korean won, the Singapore dollar and the new Taiwan dollar; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on the Valuation Date) could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity. For further information, please refer to “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of each Basket Component based on the closing levels of the Basket Components from January 1, 2004 through June 19, 2009. The closing level of the Hang Seng China Enterprises Index on June 19, 2009 was 10509.85. The closing level of the KOSPI 200 Index on June 19, 2009 was 176.63. The closing level of the MSCI Taiwan Index on June 19, 2009 was 226.41. The closing level of the Hang Seng® Index on June 19, 2009 was 17920.93. The closing level of the MSCI Singapore Index on June 19, 2009 was 274.52. We obtained the closing levels of the Basket Components below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The historical levels of the Basket Components should not be taken as an indication of future performance, and no assurance can be given as to the levels of the Basket Components on any trading day during the Monitoring Period, including on the Valuation Date. We cannot give you assurance that the performance of the Basket will result in any return of your investment.

For further information on the Basket Components, see “The Indices—The Hang Seng® Indices—The Hang Seng China Enterprises Index,” “The Indices—The Hang Seng® Indices—The Hang Seng Index,” “The Indices—The Korea Stock Price Index 200,” “The Indices—The MSCI Indices—The MSCI Singapore Index” and “The Indices—The MSCI Indices—The MSCI Taiwan Index” in the accompanying underlying supplement.

Certain United States Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Basket that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid financial contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute “contingent payment debt instruments” that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a “Non-U.S. Holder”), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

Possible Legislation on Prepaid Derivative Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the “Bill”) that was referred to the House Ways and Means Committee of the previous Congress and would apply to “prepaid derivative contracts” acquired after the date of enactment of the Bill. No further action was taken on the Bill and it has not been reintroduced in the current Congress. The Bill, if reintroduced with the same language, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder’s tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to the contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if reintroduced with the same language and enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed $12.50 per $1,000 principal amount of notes and will forgo fees for sales to fiduciary accounts. For further information, please refer to “Underwriting” in the accompanying product supplement.

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